As filed with the Securities and Exchange Commission on December 31, 2007
Registration No. 000-52304
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

RAPHAEL INDUSTRIES LTD.

Nevada	7331	02-3717729	753320 10 0
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer	CUSIP Number
of incorporation or organization)	Classification Number)	Identification Number)

Suite 700, One Executive Place
1816 Crowchild Trail N.W.
Calgary, AB T2M 3Y7
(866) 261-8853
(Address of principal executive offices including Zip Code)

With copy to:

Copies to:
Conrad C. Lysiak, Esq.
601 West First Avenue, Suite 503
Spokane, Washington 99201
(509) 624-1475

(Check one):  [X] Form 10-KSB  [  ] Form 20-K   [  ] Form 10-QSB   [  ] Form N-SAR

          For Period Ended: September 30, 2007

                   [  ]      Transition Report on Form 10-KSB
                   [  ]      Transition Report on Form 20-K
                   [  ]      Transition Report on Form 11-K
                   [  ]      Transition Report on Form 10-QSB
                   [  ]      Transition Report on Form N-SAR

          For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Raphael Industries Ltd.
Suite 700, One Executive Place
1816 Crowchild Trail N.W.
Calgary, AB T2M 3Y7

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

          The Registrant’s recent activities including change of auditor have delayed the preparation and review of its Annual Report on Form 10-KSB.  The Registrant represents that the Form 10-KSB will be filed by no later than the 15th day following the date on which the Form 10-KSB was due.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is:

Arne Raabe                                                       (866)                                            261-8853
Name                                                              Country Code                              Telephone Number

(1)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports:

[X]  Yes   [  ]  No

(2)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes   [  ]  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that reported revenue for the year ending September 30, 2007 will be $32,000 as compared to $112,796 for the period ended September 30, 2006. It is further anticipated that net loss for the year ended September 30, 2007 will be approximately $148,000 ($0.02 per share) compared to a loss of $22,000 ($0.01 per share) for the period ending September 30, 2006. Total assets as of September 30, 2007 is estimated to be approximately $306,000 compared to $208,253 at September 30, 2006. The increase is due to the company completing an equity financing pursuant to an SB-2 registration statement. Total liabilities as of September 30, 2007 are estimated to be approximately $46,000 compared to $108,103 as of September 30, 2006.

Raphael Industries Ltd.
Name of Registrant as Specified in Charter

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 31, 2007	By	/s/ ARNE RAABE
Arne Raabe Director and Chief Financial Officer